Exhibit 4.2

Plan Amendment

AMENDMENT TO THE

2014 AMENDED AND RESTATED STOCK INCENTIVE PLAN

Effective May 4, 2022

This Amendment to the 2014 Amended and Restated Stock Incentive Plan, as amended (the “Plan”), is effective as of the date first set forth above, such amendment having been approved by the Board of Directors of Universal Logistics Holdings, Inc., a Michigan corporation (the “Company”), on February 10, 2022 and approved by the holders of a majority of the Company’s outstanding shares of voting capital stock on May 4, 2022, in each case in accordance with Section 13(a) of the Plan. Capitalized but undefined terms shall have the meanings provided in the Plan.

As of result of the foregoing approvals, the Plan is hereby amended as follows:

1.     Section 4(a) of the Plan is hereby amended and restated in its entirety to read as follows:

“(a)  Share Reserve. Subject to the provisions of Section 12 of the Plan relating to adjustments upon changes in Common Stock, the maximum aggregate number of shares of Common Stock that may be issued pursuant to Stock Awards shall not exceed Seven Hundred Thousand (700,000) shares.”

The undersigned, being the duly elected and acting Secretary of the Company, hereby certifies that the foregoing amendment was duly approved and adopted by the Board of Directors and the Shareholders of the Company effective as of the date first referenced above.

By:	/s/ Steven A. Fitzpatrick
Steven A. Fitzpatrick, Secretary